

Sun Life Financial Inc. (the "Corporation")
Annual Meeting of Common Shareholders
May 7, 2014

Report on Voting Results
National Instrument 51-102 – Section 11.3

Election of Directors

The following nominees were elected as directors of the Corporation.

Name of Nominee	Votes For	%	Votes Withheld	%
William D. Anderson	255,126,050	98.5	4,008,452	1.5
Richard H. Booth	257,643,767	99.4	1,493,195	0.6
John H. Clappison	258,553,271	99.8	582,591	0.2
Dean A. Connor	258,553,317	99.8	581,077	0.2
Martin J. G. Glynn	223,250,807	86.2	35,883,982	13.8
M. Marianne Harris	258,654,486	99.8	482,065	0.2
Krystyna T. Hoeg	256,731,595	99.1	2,401,696	0.9
Réal Raymond	257,787,548	99.5	1,346,746	0.5
Hugh D. Segal, CM	257,704,146	99.5	1,429,507	0.5
Barbara G. Stymiest	257,720,720	99.5	1,412,916	0.5
James H. Sutcliffe	257,463,884	99.4	1,671,307	0.6

Appointment of Auditor

Deloitte LLP was appointed as Auditor of the Corporation.

Votes For	%	Votes Withheld	%
267,843,024	99.1	2,465,986	0.9

Amended and Restated By-law No. 1

Amended and restated By-law No. 1 of the Corporation disclosed in the Management Information Circular dated March 17, 2014 was confirmed.

Votes For	%	Votes Against	%
255,400,369	98.7	3,253,701	1.3

Amended and Restated By-law No. 2

Amended and restated By-law No. 2 of the Corporation disclosed in the Management Information Circular dated March 17, 2014 was confirmed.

Votes For	%	Votes Against	%
258,318,462	99.7	823,130	0.3

Non-Binding Advisory Vote on Executive Compensation

An advisory vote on the Corporation's approach to executive compensation disclosed in the Management Information Circular dated March 17, 2014 was held.

Votes For	%	Votes Against	%
249,318,668	96.2	9,818,900	3.8

/ s / "Dana J. Easthope"
Dana J. Easthope
Vice-President, Associate General Counsel & Corporate Secretary